Exhibit 99.1

CLPS Expands South East Asia Footprint with Acquisition of InfoGain

Shanghai, China, August 27, 2018 (PR Newswire) -- CLPS Incorporation (Nasdaq: CLPS) (“CLPS” or “the Company”), a leading information technology consulting and solutions service provider focusing on the banking, insurance, and financial sectors in China and globally, today announced that, through its subsidiary CLPS Technology (Singapore) Pte. Ltd., it has acquired 80% of the equity of InfoGain Solutions Pte. Ltd. (“InfoGain”) for cash consideration of 576,000 Singapore dollars (or approximately USD 420,000).

Established in 2013, InfoGain is a consulting and IT services company headquartered in Singapore that specializes in staff augmentation services, managed IT services, software development, and business consulting. InfoGain’s 70+ full time employees service various customers with a focus on banking and financial services.

Mr. Raymond Lin, Co-Founder and Chief Executive Officer of CLPS, commented, “We are excited to welcome InfoGain into the CLPS family. This first international acquisition is a key component of CLPS’s global expansion strategy and mission to meet the IT, consulting, and scalable solutions demands of our global clients as they grow their businesses. We look forward to the many synergies that this acquisition brings to us, including the expansion of our customer base, local talent pool, and brand influence across South East Asia, including in Indonesia, Malaysia, the Philippines, Thailand, and India.”

Ms. Tian van Acken, Chief Financial Officer of CLPS, added, “As a result of this acquisition, CLPS will take on an expanded regional client base, and we intend to complete the integration of InfoGain’s full employee base by the end of the year. In the long term, as we expand further into InfoGain’s geographies and implement our operational expertise, we anticipate decreased operating costs, improved margins, and increased profits.”

About CLPS Incorporation

Headquartered in Shanghai, China, CLPS Incorporation (the “Company”) (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia and Hong Kong and their PRC-based IT centers. The Company maintains eleven delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining four global centers are located in Hong Kong, Taiwan, Singapore and Australia. For further information regarding the Company, please visit: http://ir.clpsglobal.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including, among other factors, the Company’s ability to complete and successfully integrate this acquisition into its business and operations, to decrease costs, to improve margins and increase profits, and to leverage the target’s client base to expand the Company’s market and geographical reach. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

CLPS Incorporation

Ms. Tian van Acken

Chief Financial Officer

Phone: +86-158-0198-4357

Email: ir@clpsglobal.com

ICR Inc.

Rose Zu

Phone: +1-646-588-0383

Email: ir@clpsglobal.com